SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*


                                   Jamba, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    47023A101
                                    ---------
                                 (CUSIP Number)

                          Tudor Investment Corporation
                         Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                              Greenwich, CT 06831
                              Tel: (203) 863-6700
--------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 12, 2008
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schdedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 18 Pages)


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Tudor Investment Corporation
           22-2514825
--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER                                 0
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER          9,781,366 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER                            0
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER     9,781,366 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,781,366 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.3% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 47023A101                  13D                Page 3 of Pages 14
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Tudor Proprietary Trading, L.L.C.
           13-3720063
--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER                                 0
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER                  0 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER                            0
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER             0 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 47023A101                  13D                Page 4 of Pages 14
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Paul Tudor Jones, II

--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER                                 0
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER          9,781,366 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER                            0
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER     9,781,366 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,781,366 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.3% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 47023A101                  13D                Page 5 of Pages 14
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James J. Pallotta

--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER              233,337 (SEE ITEM 5)
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER          9,781,366 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER         233,337 (SEE ITEM 5)
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER     9,781,366 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,014,703 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.8% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 47023A101                  13D                Page 6 of Pages 14
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.)
           98-0223576
--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER                                 0
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER          2,466,113 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER                            0
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER     2,466,113 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,466,113 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 47023A101                  13D                Page 7 of Pages 14
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Altar Rock Fund L.P.
           06-1558414
--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER                                 0
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER             67,842 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER                            0
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER        67,842 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           67,842 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 47023A101                  13D                Page 8 of Pages 14
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
     1.    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           The Raptor Global Portfolio Ltd.
           98-0211544
--------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
           (SEE INSTRUCTIONS)                                   (b)  |X|
--------------------------------------------------------------------------------
     3.    SEC USE ONLY

--------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)      OO

--------------------------------------------------------------------------------
     5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) _____

--------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                |   7.  |  SOLE VOTING POWER                                 0
                |       |
NUMBER OF       ---------------------------------------------------------------
SHARES          |   8.  |  SHARED VOTING POWER          7,247,411 (SEE ITEM 5)
BENEFICIALLY    |       |
OWNED BY        ----------------------------------------------------------------
EACH            |   9.  |  SOLE DISPOSITIVE POWER                            0
REPORTING       |       |
PERSON WITH     ----------------------------------------------------------------
                |   10. |  SHARED DISPOSITIVE POWER     7,247,411 (SEE ITEM 5)
                |       |
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,247,411 (SEE ITEM 5)
--------------------------------------------------------------------------------
    12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                              |X|

--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           13.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

--------------------------                          ----------------------------
CUSIP No. 47023A101                   13D                Page 9 of Pages 14
--------------------------                          ----------------------------


ITEM 1.     Security and Issuer

      The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of Jamba, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

     This Amendment No. 1 dated May 15, 2008 amends the Schedule 13D dated December 8, 2006 filed by the Group (as defined below). This filing is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.     Identity and Background.

      This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

              (i) Tudor Investment Corporation ("TIC"), a Delaware corporation.

              (ii) Tudor Proprietary Trading, L.L.C. ("TPT"), a Delaware limited liability company.

              (iii) Paul Tudor Jones, II ("Jones"), a citizen of the United
                    States.

              (iv)  James J. Pallotta ("Pallotta"), a citizen of the United
                    States.

              (v) The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.) ("BVI"), a Cayman Islands limited partnership.

              (vi) The Raptor Global Portfolio Ltd. ("Raptor"), a Cayman Islands corporation

              (vii) The Altar Rock Fund L.P. ("Altar Rock" and together with
                    TIC, Jones, Pallotta, BVI, TPT, and Raptor, the "Group" or the "Reporting Persons" and each a "Reporting Person"), a Delaware limited partnership.

      TIC is a money management firm that provides investment advice to BVI, Raptor and Altar Rock, among others. TIC is also the sole general partner of Altar Rock.

      The principal employment of Jones is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

      The principal employment of Pallotta is as Vice Chairman of TIC of which he is a Portfolio Manager and may be deemed to have voting and investment authority with respect to the securities of the Company.

--------------------------                          ----------------------------
CUSIP No. 47023A101                   13D                Page 10 of Pages 14
--------------------------                          ----------------------------

      Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

      TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.

      The business address of TIC, Jones, and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Pallotta is c/o Tudor Investment Corporation, 50 Rowes Wharf, Boston, MA 02110. The business address of BVI and Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of TPT is 1275 King Street, Greenwich, CT 06831.

      The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TPT, or Raptor is set forth on Schedule I hereto and is incorporated by reference herein.

      During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

      Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.     Source and Amount of Funds or Other Consideration.

      No amendment.

--------------------------                          ----------------------------
CUSIP No. 47023A101                   13D                Page 11 of Pages 14
--------------------------                          ----------------------------

ITEM 4.     Purpose of Transactions.

      No amendment.

ITEM 5.     Interest in Securities of the Issuer.

      The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

     On May 12, 2008, the Group sold 801,968 Shares. Following the sale BVI held 2,317,980 shares of Common Stock and 148,133 Warrants, Raptor held 6,774,804 shares of Common Stock and 472,607 Warrants, and Altar Rock held 63,582 shares of Common Stock and 4,260 Warrants.

     In addition, on July 2, 2007, TPT contributed the majority of its investment positions, including all of its shares of Common Stock and warrants to purchase Common Stock (the "Warrants") (collectively, the "Securities"), to BVI in exchange for an equivalent interest in BVI (such interest to be held by a wholly-owned subsidiary of TPT). The total number of Shares and Warrants owned by the Group did not change as a result of such transaction.

      Assuming conversion by each of BVI, Raptor, and Altar Rock of the Warrants, such Reporting Persons hold approximately 4.6%, 13.6%, 0.1% of the Common Stock, respectively.

      Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the Securities owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC, Jones may be deemed to beneficially own the Securities deemed beneficially owned by TIC. Because Pallotta is a portfolio manager of TIC with respect to the Securities and may be deemed to have voting and investment authority with respect to the Securities of the Company, Mr. Pallotta may be deemed to beneficially own the Securities deemed beneficially owned by TIC.

      Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

      The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

      Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No amendment.

ITEM 7.     Materials to be Filed as Exhibits.

      No amendment.

--------------------------                          ----------------------------
CUSIP No. 47023A101                   13D                Page 12 of Pages 14
--------------------------                          ----------------------------


                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                         Dated: May 15, 2008


                                          TUDOR INVESTMENT CORPORATION


                                          By:  \s\ Stephen N. Waldman
                                               -------------------------------
                                              Stephen N. Waldman
                                              Managing Director


                                          \s\ Paul Tudor Jones, II
                                          ------------------------------------
                                          Paul Tudor Jones, II


                                          \s\ James J. Pallotta
                                          ------------------------------------
                                          James J. Pallotta


                                          THE TUDOR BVI GLOBAL PORTFOLIO L.P.

                                          By:   Tudor BVI GP Ltd.
                                          Its:  General Partner

                                          By:   Tudor Investment Corporation,
                                                Trading Advisor


                                          By:  \s\ Stephen N. Waldman
                                               -------------------------------
                                               Stephen N. Waldman
                                               Managing Director

                                          TUDOR PROPRIETARY TRADING, L.L.C.


                                          By:  \s\ Stephen N. Waldman
                                               -------------------------------
                                               Stephen N. Waldman
                                               Managing Director

--------------------------                          ----------------------------
CUSIP No. 47023A101                   13D                Page 13 of Pages 14
--------------------------                          ----------------------------


                                          THE RAPTOR GLOBAL PORTFOLIO LTD.
                                          By:  Tudor Investment Corporation,
                                                its investment adviser


                                          By:  \s\ Stephen N. Waldman
                                               -------------------------------
                                               Stephen N. Waldman
                                               Managing Director

                                          THE ALTAR ROCK FUND L.P.
                                          By:  Tudor Investment Corporation,
                                                its general partner


                                          By:  \s\ Stephen N. Waldman
                                               -------------------------------
                                               Stephen N. Waldman
                                               Managing Director

--------------------------                          ----------------------------
CUSIP No. 47023A101                   13D                Page 14 of Pages 14
--------------------------                          ----------------------------


                                                                      Schedule I

No amendment.